03012932

VF 2-20-03

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

PROCESSED RECEIVED FEB 14 2003 187 SEC MAIL SECTION WASH., D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 60998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18201 Von Karman, Suite 550
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D. Scott 949-752-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher D. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcap Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Madoul S. Kobty

Notary Public

MADOUL S. KOBTY
COMM. # 1383795
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. NOV. 7, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESTCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

18201 Von Karman, #550
Irvine, CA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Westcap Securities, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Westcap Securities, Inc. as of December 31, 2002 and related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WestCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Westcap Securities, Inc. as of December 31, 2002 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 30, 2003

WESTCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH		
Checking		$ 16,505
Money market		10,000
		26,505
Accounts receivable		6,568
Other assets		769
Furniture & equipment less accumulated depreciation - $11,712		43,089
TOTAL ASSETS		$ 76,931

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 4,888
Payroll taxes payable		5,170
TOTAL LIABILITIES		10,058
SHAREHOLDERS' EQUITY		
Common stock, $1 par value,1,000,000 shares authorized; 262,300 shares outstanding	$262,300	
Paid in capital	146,659	
Deficit	(225,446)	183,513
Less: Note receivable - officer/shareholder		(116,640)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 76,931

See Accompanying Notes to Financial Statements and Accountant's Report

WESTCAP SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Fees - private placements	$ 223,311
Insurance fees	27,931
Other	19,277
TOTAL REVENUE	270,519
OPERATING EXPENSES - Page 9	526,741
Less: Reimbursed expenses	(251,659)
	275,082
INCOME BEFORE INCOME TAXES	(4,563)
FRANCHISE TAX PROVISION	863
NET INCOME (LOSS)	$(5,426)

See Accompanying Notes to Financial Statements and Accountant's Report

WESTCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Paid – In Capital	Deficit	Total
Balance, December 31, 2001	262,300	$262,300	$146,659	$(220,021)	$188,938
Net Income(Loss)				(5,425)	(5,425)
Balance, December 31, 2002	262,300	$262,300	$146,659	$(225,446)	$183,513

See Accompanying Notes to Financial Statements and Accountant's Report

WESTCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net income (loss)	$(5,426)
Depreciation	7,844
Changes in operating assets and liabilities:	
Accounts receivable	(6,568)
CRD - balance	1,277
Accounts payable & payroll taxes	2,086
Net cash used in operating activities	(787)
Cash Flows from Investing Activities:	
Furniture & equipment	(645)
Cash Flows from Financing Activities	
Capital contributed, net	0
Note receivable, net	15,700
	15,700
Net increase in cash	14,268
Cash at beginning of year	12,237
Cash at December 31, 2002	$ 26,505
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 863

See Accompanying Notes to Financial Statements and Accountant's Report

WESTCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

WestCap Securities, Inc. (the Company) formerly Costa Mesa Securities, Inc. is a California corporation incorporated on January 29, 1998 and approved by the NASD in December 1998. The Company is a General Securities Broker/Dealer, obtaining that status mid 2002. Late in 2002 the Company received NASD approval to update their Form BD to include "Put/Call Writer/Broker/Dealer". The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
In early 2001, the ownership of the Company changed. The accompanying financial statements were prepared on the accrual method of accounting.

Furniture & Equipment & Depreciation
All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight-line basis over 7 years.

Revenue
The Company's concession revenue has come principally from one issuer and is recorded as cash is received.

NOTE 3 - NOTE RECEIVABLE - OFFICER/SHAREHOLDER

The note receivable is a non-interest bearing demand note and can be drawn down, as capital is required to meet the Company's net capital requirement. See Note 4 "Net Capital Requirements."

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2002, the net capital was $16,710, which exceeded the required minimum capital by $11,710. The aggregate indebtedness to net capital ratio was 60%.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company has elected to be taxed as an "S" corporation. Consequently all items of income and loss pass directly to the individual shareholders. There is a minimum state income tax.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company's president is a member of the Board of Directors of the Company's principal customer. See Note 2 "Revenue." Approximately 69% of the Company's revenue came from this customer.

The Company changed locations in early 2003. A principal of the Company partially paid the rent at the old location. An individual for whom the Company will be selling agent for oil and gas programs paid the November and December 2002 rent. This individual is responsible for the lease at the new location. The Company has no responsibility or liability for rent at the old location.

Reimbursed Expenses
The Company received approximately $95,000 from its principal customer and approximately $157,000 from the principal referred to above for whom the Company is gearing up to sell its oil and gas programs.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
WestCap Securities, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
January 30, 2003

WESTCAP SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Commissions	$ 85,558
Customers' Fees	89
Depreciation	7,844
Franchise Taxes	863
Insurance	1,800
Internet	2,640
NASD Fees	20,276
Office Expense	7,123
Outside Services	88,465
Payroll Expenses	18,404
Postage and Delivery	7,648
Professional Fees	9,674
Rent	22,194
Repairs	825
Salaries	204,517
Telephone	28,985
Other	25,189
	$532,094

See Accompanying Notes to Financial Statements and Accountant's Report

WESTCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$183,513
Non allowable assets - Page 11	166,803
NET CAPITAL	$ 16,710
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 674
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 11,710
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 15,704
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 10,058
Percentage of aggregate indebtedness to net capital	60%

RECONCILIATION

The following is a reconciliation as of December 31, 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements and Accountant's Report

WESTCAP SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS

Note Receivable - Officer/Shareholder	$116,640
Furniture & Equipment, net	43,089
Accounts Receivable	6,305
CRD Balance	769
	$166,803

See Accompanying Notes to Financial Statements and Account's Report

PART II

WESTCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Westcap Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Westcap Securities, Inc. (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 30, 2003